UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 000-22161

Corgi International Limited
(Exact name of registrant as specified in its charter)
17/F, Oterprise Square, 26 Nathan Road, Tsimshatsui, Kowloon, Hong Kong, S.A.R., China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 8

Index to Exhibits

Exhibit Number	Description

99.1	Press release, dated February 20, 2007. Corgi International Limited Announces its Business Plan for the Fiscal Year Ending March 31, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited

Date: February 26, 2007	By:	/s/ Jennifer Klatt
Jennifer Klatt Chief Financial Officer